
AP
8/24



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8- 57892

REPORT FOR THE PERIOD BEGINNING___01/01/05___ AND ENDING___12/31/05___
                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER (jBroker LLC) Planet Brokerage, LLC
:Old name

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___50 Battery Place, #7F___
(No. and Street)

___New York___   ___NY___   ___10280___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Gerald Gartner CPA___
(Name – if individual, state last, first, middle name)

___10 Stuyvesant Place___   ___Lawrence___   ___NY___   ___11559___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[] Public Accountant

[] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 30 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Jonah M. Meer_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____j Broker LLC_____, as of _____December 31,_____, 20 _05_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Notary Public

_____
Signature

_____Managing Member_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Assets

Cash	$ 46,111
Prepaid Insurance	$ 272
Total assets	**$ 46,383**

Liabilities and Member's Equity

Accrued Expenses	$ 1,650
Total liabilities	**$ 1,650**
Total Member's Equity	**$ 44,733**
Total liabilities and member's equity	**$ 46,383**

The accompanying notes are an integral part of these financial statements.